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December 17, 2021

CONFIDENTIAL SUBMISSION

VIA EDGAR AND HAND DELIVERY

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE Washington, DC 20549

RE:	Confidential Submission of Draft Registration Statement on Form S-1 for MNTN Digital, Inc.

Ladies and Gentlemen:

On behalf of MNTN Digital, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission with the U.S. Securities and Exchange Commission (the “Commission”) a complete copy of a draft Registration Statement on Form S-1 (the “Registration Statement”) of the Company as an “Emerging Growth Company” pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act of 2012 and Section 24(b)(2) of the Securities Exchange Act of 1934 for non-public review by the Staff of the Commission (the “Staff”) prior to the public filing of the Registration Statement.

If you have any questions with respect to this confidential submission, please do not hesitate to contact me at (212) 906-1894.

Best regards,

/s/ Ian D. Schuman
Ian D. Schuman, Esq.
of LATHAM & WATKINS LLP

December 17, 2021

Enclosure

cc:	Mark Douglas, Chief Executive Officer, MNTN Digital, Inc.
Patrick A. Pohlen, Chief Financial Officer, MNTN Digital, Inc.
Erim Tuc, Esq., General Counsel, MNTN Digital, Inc.
David Ajalat, Esq., Latham & Watkins LLP
Brittany D. Ruiz, Esq., Latham & Watkins LLP